SECURI 06008137 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH TECHNOLOGY ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 EAST PUTNAM AVE
(No. and Street)

OLD GREENWICH	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL MEJEAN (203) 698-4127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue	New Canaan	CT	06840
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL MEJEAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENWICH TECHNOLOGY ADVISORS LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugenia G. Psichopaidas
Notary Public
State of Connecticut
My Commission Expires
July 31, 2009

Eugenia G. Psichopaidas
Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH TECHNOLOGY ADVISORS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2005

Reynolds & Rowella LLP

TABLE OF CONTENTS

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Members
Greenwich Technology Advisors, LLC

We have audited the accompanying statement of financial condition of Greenwich Technology Advisors, LLC (a Delaware limited liability company) as of December 31, 2005, and the related statements of operations, changes in members' capital, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenwich Technology Advisors, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 8, 2006

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570
e-mail info@reynoldsrowella.com
website: www.reynoldsrowella.com

EXHIBIT A

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 205,355
Investment	100,000
Property and equipment, net	33,914
Other assets	28,165
TOTAL ASSETS	$ 367,434

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses	$ 16,201
MEMBERS' CAPITAL	351,233
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 367,434

See notes to financial statements.

EXHIBIT B

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2005

REVENUES		
Fee income	$	831,372
Interest and dividends		13,906
Trading Gains		3,630
TOTAL REVENUES		848,908
OPERATING EXPENSES		
Employee compensation and payroll taxes		612,654
Office expense		44,662
Professional fees		50,295
Research expense		43,085
Licenses and registrations		11,862
Travel and entertainment		80,720
Insurance		146,337
Dues and subscriptions		43,743
Rent		140,615
Auto expense		26,400
Telephone		33,414
TOTAL OPERATING EXPENSES		1,233,787
NET LOSS	$	(384,879)

See notes to financial statements.

EXHIBIT C

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDING DECEMBER 31, 2005

BEGINNING CAPITAL	$ 1,681,905
Members' contributions	292,740
Members' distributions	(1,238,533)
Net loss	(384,879)
ENDING CAPITAL	$ 351,233

See notes to financial statements.

EXHIBIT D

GREENWICH TECHNOLOGY ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(384,879)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		10,815
Changes in assets and liabilities		
Increase in:		
Other assets		(27,310)
Decrease in:		
Accrued expenses		(838,595)
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(1,239,969)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:		
Purchases of property and equipment		(1,931)
Sale of investments		900,000
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		898,069
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		292,740
Members' distributions		(1,238,533)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(945,793)
NET DECREASE IN CASH		(1,287,693)
CASH AT BEGINNING OF PERIOD		1,493,048
CASH AT END OF PERIOD	$	205,355

See notes to financial statements.

GREENWICH TECHNOLOGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Greenwich Technology Advisors, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited liability company formed in the State of Delaware.

The Company acts as an intermediary between potential buyers and sellers of companies that would like to be acquired.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Property and Equipment, Net

Property and equipment is stated at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under the straight-line method based on expected useful lives of 5 years.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, Federal and state income taxes are the responsibility of the members. Therefore, the Company does not record a provision for income taxes as the members report the Company's income or loss on their income tax returns.

Revenue Recognition

The Company records revenues from investment banking transactions as of the closing date.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

GREENWICH TECHNOLOGY ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 2 – INVESTMENT OWNED

Investment owned at December 31, 2005 consists of a municipal bond in the amount of $100,000 stated at its estimated fair market value.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31, 2005:

Furniture and fixtures	$7,385
Computers and other equipment	47,170
	54,555
Accumulated depreciation	(20,641)
Property and equipment, net	$33,914

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is committed on an operating lease for office space through July, 2006. The minimum annual lease payments are:

Year Ended	
2006	$89,073

Rent expense charged to operations for the year ended December 31, 2005 was approximately $140,615.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 5 – NET CAPITAL REQUIREMENTS (continued)

At December 31, 2005, the Company had net capital of $277,154, which exceeded the minimum requirement of $5,000 by $272,154.

NOTE 6 – 401(k) RETIREMENT PLAN

Under a 401(k) retirement plan adopted effective January 1, 2004, eligible employees may elect to defer up to one hundred percent of their salary, subject to Internal Revenue Code limits. The Company may make a matching discretionary amount equal to a percentage of the participant's deferrals which vest over to a six-year period. The Company made contributions of $3,182 for 2005.

NOTE 7 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 8 – MEMBERS' EQUITY

Effective February 17, 2005, the Company authorized and issued a total of 650 ownership interests to Paul Mejean and Kevin Slocum. The Company also authorized and issued 210 preferred interests to three employees. These interests have no right to share in the profits and losses of the Company, are not entitled to any dividend payments and have no voting rights. Employees paid $1,394 per interest. The Company is not obligated to repurchase these interests even if the employee's employment with the Company ends. Should the Company be sold or liquidated, these interests may be redeemed by the Company if there are any funds available for such redemption after all other obligations of the Company have been paid. The Company also authorized and issued 310 appreciation interests to four employees that, if their employment ends, the Company is obligated to repurchase the interest subject to certain restrictions. Upon sale or liquidation of the company, the surplus of net assets would be payable to the different interests per the agreement.

SUPPLEMENTARY INFORMATION

GREENWICH TECHNOLOGY ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 351,233
Fidelity Bond Adjustment	(5,000)
Deductions and/or charges for non-allowable assets:	
Furniture, equipment and leasehold improvements	33,914
Accounts receivable	13,643
Other assets	14,522
	62,079
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	284,154
Haircuts on securities:	
Other securities	7,000
	7,000
NET CAPITAL	277,154
Minimum net capital required ($5,000 or 6-2/3% of aggregate indebtedness)	5,000
EXCESS NET CAPITAL	$ 272,154

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2005.

SCHEDULE 2

GREENWICH TECHNOLOGY ADVISORS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accrued expenses	$ 16,201
Total aggregate indebtedness	$ 16,201
Excess net capital at 1,000 percent	$ 275,533
Ratio: Aggregate indebtedness to net capital	.06 to 1

GREENWICH TECHNOLOGY ADVISORS, LLC

ACCOUNTANT'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL
FOR THE YEAR ENDED DECEMBER 31, 2005

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA

Principal
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Greenwich Technology Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Greenwich Technology Advisors, LLC(the "Company"), for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570

e-mail info@reynoldsrowella.com

website: www.reynoldsrowella.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 8, 2006